UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated May 5, 2021: Safe Bulkers, Inc. Reports First Quarter 2021 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2021 Results

Monaco – May 5, 2021 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three month period ended March 31, 2021.

Financial highlights
In million U.S. Dollars except per share data	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Net Revenues	62.5	52.2	51.9	48.3	45.7
Net income/(loss)	21.3	7.6	3.3	(13.9)	(9.9)
Adjusted Net income/(loss)[1]	16.7	7.7	3.5	(13.3)	(10.2)
EBITDA[2]	39.3	26.2	22.1	5.7	9.7
Adjusted EBITDA [2]	34.6	26.3	22.3	6.3	9.4
Earnings/(loss) per share basic and diluted[3]	0.18	0.04	0.00	(0.16)	(0.12)
Adjusted earnings/(loss) per share basic and diluted [3]	0.14	0.04	0.00	(0.16)	(0.13)

Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	15,567	12,319	12,575	8,094	9,089
Daily vessel operating expenses[5]	4,702	3,978	4,896	4,729	4,771
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,358	3,955	4,459	4,207	4,285
Daily general and administrative expenses[7]	1,440	1,469	1,418	1,374	1,371

In million U.S. Dollars
Total Cash[8]	130.1	124.0	106.7	118.8	109.3
Liquidity[9]	191.4	171.2	109.7	119.8	145.7
Total Debt[10]	603.2	607.7	608.9	625.4	605.2

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery income, loss on vessels held for sale , loss on inventory valuation and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income, loss on vessels held for sale  and gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments including sale and lease back financing.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''During the first quarter of 2021 we increased our profitability and strengthened our balance sheet. We intend to continue our efforts to gradually renew our fleet through selective sales of older vessels and new acquisitions.  We are focused on our environmental performance and will continue to invest to improve our operations in this area.  We believe our environmental investments will contribute to sustained operational and financial advantages.''

Update on COVID-19, company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the first quarter, due to higher crew and related costs of about $0.6 million. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which are highly uncertain and cannot be predicted, including new waves of the pandemic and any new potential restrictions imposed as a result of the virus, new information which may emerge concerning the severity of the virus and/or actions taken to contain or treat its impact, including distribution and effectiveness of the vaccines, as well as political implications that could further impact world trade and global growth.

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns were imposed globally during 2020 and 2021. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing port closures and travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on our operations and financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it may offer and sell shares of its common stock from time to time up to aggregate gross offering proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). As of April 23, 2021, the Company had sold 4,555,320 common shares under the ATM Program with aggregate net offering proceeds to the Company of $12.7 million.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent, some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

10 Total Debt represents Long-term debt plus Current portion of long-term debt and Liability directly associated with assets held for sale, net of deferred financing costs.

In December 2020, at the request of the charterer, the Company agreed to the early termination of an existing charter of the Capesize-class vessel Lake Despina, which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid the Company cash compensation of $7.6 million. The vessel was redelivered in February 2021, on which date the total termination cash compensation net of accrued revenue, was recognized as early redelivery income. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') multiplied by 119%.

During the first quarter of 2021, we operated 42.27 vessels on average earning a TCE11 of $15,567 compared to 41.00 vessels earning a TCE of $9,089 during the same period in 2020. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of April 23, 2021

2021 (remaining)	53%
2021 (full year)	67%
2022	18%
2023	16%

The detailed employment profile is presented in Table 6.

Orderbook

The Company's orderbook consists of two Japanese dry-bulk newbuild vessels, one Kamsarmax class, 82,000 dwt and one Post-Panamax class, 87,000 dwt, with scheduled deliveries within the first half of 2022 and the third quarter of 2022, respectively. The vessels are designed to meet the Phase 3 requirements of Energy Efficiency Design Index, (''EEDI Phase 3'') related to the mandatory reduction of green house gas emissions, as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

Vessel sales and second hand acquisition

In the framework of fleet renewal the Company has acquired a 2011 second-hand Panamax vessel and has sold a 2003 Panamax vessel and has agreed to sell a 2004 Panamax vessel as further described below.

In March 2021, the Company acquired the 2011 built Panamax class MV Paraskevi 2, built in Japan, at a price of $14.1 million before commissions. The vessel is a sister vessel with two other vessels owned by the Company, and her acquisition was funded from available cash. She has been chartered for 11 to 14 months at a gross daily charter rate of $13,800.

On January 21, 2021, the Company signed an agreement to sell the Panamax class MV Paraskevi, built 2003, at a price of $7.3 million before commissions. The vessel was classified as held for sale. The sale transaction was consummated in April 2021.

11 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days. Please refer to table 5: fleet data and average daily indicators for TCE equivalent rate reconciliation.

On January 28, 2021, the Company signed an agreement to sell the Panamax class MV Vassos, built 2003, at a price of $8.7 million before commissions. The vessel was classified as held for sale and the associated loan facility with a balance of $5.8 million before deferred financing costs was classified as liability directly associated with asset held for sale, as of the end of the first quarter of 2021. The loan facility was fully repaid in April 2021. The sale is expected to be consummated in May 2021.

As a result of the agreed sale transactions, our debt has decreased by $9.8 million and our liquidity will increase by $5.7 million.

Refinancing and mezzanine equity redemption

During the first quarter of 2021, the Company completed the documentation for the refinancing of a $22.0 million outstanding term loan facility maturing in 2022 secured by an existing vessel, by entering into a $30.5 million sale and lease back agreement which provides for a seven-year bareboat charter with a purchase option in the Company's favor five years and six months following commencement of the bareboat charter period, at a predetermined purchase price. The Company has assessed that this agreement meets the criteria of a financing transaction. The transaction was consummated in April 2021, providing additional liquidity of $8.5 million.

In April 2021, the Company agreed in principle to the refinancing of a $16.3 million outstanding term loan facility maturing in 2024 secured by an existing vessel, by entering into a $24.3 million sale and lease back agreement which provides for a ten-year bareboat charter with purchase options in the Company's favor after the third year following commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. The Company has assessed that this agreement meets the criteria of a financing transaction. The transaction is expected to be consummated in the third quarter of 2021 and will provide additional liquidity of $8.0 million.

In February 2021, a Company's subsidiary redeemed all issued and outstanding Series A cumulative redeemable perpetual Preferred Shares, previously recorded as mezzanine equity (the "Mezzanine Equity") in the condensed consolidated balance sheets, with a redemption price of $17.6 million, including accrued dividend. The Mezzanine Equity was issued in 2018 to a third party investor in relation to the financing of the vessel Pedhoulas Cedrus. At the same time, the Company consummated a sale and lease back transaction for an amount of $24.3 million providing for a ten-year bareboat charter agreement with a purchase obligation at a predetermined price on termination, and purchase options after the third year in the Company's favor. The gross proceeds of $24.3 million were used for the redemption the Mezzanine Equity and for general corporate purposes. The increase of our liquidity from this refinancing was $6.7 million.

Liquidity and capital expenditure requirements

As of March 31, 2021, we had liquidity of $191.4 million, consisting of cash, cash equivalents, bank time deposits, restricted cash and includes $61.2 million available under sale and lease back agreements, a new term loan facility and a revolving credit facility. As of March 31, 2021, the Company had an existing fleet of 43 vessels and two newbuild vessels on order. The aggregate remaining capital expenditure requirements for the acquisition of the two newbuilds amounted to $52.0 million in the aggregate, of which $0.6 million is payable in 2021 and $51.4 million payable in 2022. In addition, the committed capital expenditure requirements in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits were $3.2 million in the aggregate, with scheduled payments of $2.3 million in 2021, and $0.9 million in 2022.

As of April 23, 2021, we had liquidity of $209.6 million, consisting of cash, cash equivalents, bank time deposits, restricted cash and includes $66.2 million available under sale and lease back agreements, a new term loan facility, a revolving credit facility as well as $24.3 million available under a sale and lease back agreement, agreed in principle, for the refinancing of a $16.3 million outstanding term loan facility, providing an additional net liquidity of $8.0 million. As of April 23, 2021, the Company had an existing fleet of 42 vessels and two newbuild vessels on order. The aggregate remaining capital expenditure requirements for the acquisition of the two newbuilds amounted to $52.0 million in the aggregate, of which $0.6 million is payable in 2021 and $51.4 million payable in 2022. In addition, the committed capital expenditure requirements in relation to one Scrubber and BWTS retrofits were $3.2 million, with scheduled payments of $2.3 million in 2021, and $0.9 million in 2022.

Debt Profile

As of March 31, 2021, our consolidated debt before deferred financing costs was $607.6 million. The loan repayment schedule of the Company as of March 31, 2021, is presented below in Table 2.

Table 2: Loan repayment Schedule

(in USD millions)

Ending December 31,	2021	2022	2023	2024	2025	2026	2027	2028-2031	Total
March 31, 2021	60.1	117.8	118.0	170.2	68.7	18.0	43.5	11.3	607.6

Derivatives

During the first quarter of 2021, the Company entered into bunker fuel contracts for 12,000 tons for calendar 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel, with the objective of reducing the risk arising from a lower spread differential, which is related to the additional revenue from the operation of scrubbers in scrubber fitted vessels.

In February 2021, the Company entered into a pay-fixed, receive-variable interest rate derivative contract commencing February 2021 and maturing December 2025, at a fixed rate of 0.745% and for a notional amount of $30,000. As of March 31, 2021, the aggregate notional amount of outstanding interest rate derivative contracts was $273.6 million or about 45% of the aggregate debt outstanding at that date.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies, the Company has completed the installation of 20 scrubbers and is continuing the retrofit of ballast water treatment systems on the remainder of its vessels. As of March 31, 2021, 31 of our vessels were fitted with ballast water systems. The aggregate cost of our environmental investments as of March 31, 2021 quarter end was $67.4 million. In February 2021, the Company entered into an agreement for an additional scrubber installation on one of its Capesize class vessels, scheduled to take place during the fourth quarter of 2021.

The scheduled number and estimated down-time days for dry-dockings and environmental investments as of March 31, 2021 until the end of this year is presented in Table 3.

Table 3: Scheduled number and estimated down-time for dry-dockings and environmental investments.

	Down time in Days
	Q2 2021	Q3 2021	Q4 2021
Number of vessels	3	0	2
Total down time	90	0	50

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the first quarter of 2021. The Company had 106,765,086 shares of common stock issued and outstanding as of April 23, 2021.

The aggregate cash dividend of $0.50 per share declared by the Company on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from January 20, 2021 to April 29, 2021, which was paid on April 30, 2021 to the respective shareholders of record as of April 23, 2021, was $2.75 million. Following redemption of all Mezzanine Equity in February 2021, no issued and outstanding shares of Series A Preferred Shares exist as of March 31, 2021.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, May 6, 2021 at 9:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote Safe Bulkers to the operator. A telephonic replay of the conference call will be available until May 14, 2021 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2021 Results

During the first quarter of 2021, we operated in an improved charter market environment and higher charter rates compared to the fourth quarter of 2020, with lower interest expenses, while our revenues were supported by the earnings from scrubber fitted vessels and the reduced voyage expenses. During the first quarter of 2021, we had a TCE of $15,567 compared to a TCE of $9,089 during the same period in 2020.  The net income for the first quarter of 2021, reached $21.3 million compared to net loss of $9.9 million during the same period in 2020. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 37% to $62.5 million for the first quarter of 2021, compared to $45.7 million for the same period in 2020, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Voyage expenses: Voyage expenses decreased to $4.4 million for the first quarter of 2021 compared to $13.2 million for the same period in 2020, as a net effect of decreased vessel repositioning expenses, lower loss on bunkers sales and reduced bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Vessel operating expenses: Vessel operating expenses increased by 1% to $17.9 million for the first quarter of 2021 compared to $17.8 million for the same period in 2020, which is associated with reduced dry-dockings and provision of technical services and increased crew repatriation expenses due to COVID-19 pandemic. In more detail: i) spares decreased to $2.1 million for the first quarter of 2021, compared to $2.5 million for the same period in 2020, ii) repairs and maintenance remained stable at $0.8 million, iii) dry docking expense decreased to $1.3 million related to one fully and one partially completed dry docking during the first quarter of 2021, compared to $1.8 million related to two fully and one partially completed dry dockings for the same period of 2020, iv) crew wages, repatriation and related costs increased to $8.8 million for the first quarter of 2021 compared to $8.2 million for the same period in 2020 and v) stores and provisions increased to $2.1 million for the first quarter of 2021, compared to $1.6 million for the same period in 2020. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $1.3 million and $1.8 million for the first quarter of 2021 and 2020, respectively, vessel operating expenses increased to $16.6 million for the first quarter of 2021 compared to $16.0 million for the same period in 2020, as a result of the increased crew repatriation expenses due to COVID-19. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased marginally by 2% to $13.3 million for the first quarter of 2021, compared to $13.1 million for the same period in 2020, as a result of the additional depreciation for the newbuild delivered during the second quarter of 2020 and for the second hand vessel delivered during the first quarter of 2021, partially offset by the cessation of depreciation for vessels Paraskevi and Vassos which have been classified as assets held for sale during the fourth quarter of  2020 and during the first quarter of 2021, respectively.

Early redelivery income: Early redelivery of $7.6 million for the first quarter of 2021, compared to zero for the same period in 2020. Early redelivery income recorded in the first quarter of 2021, related to the early termination compensation we received for the early termination requested by the charterer of the period time charter of our vessel Lake Despina, which was contractually due to expire in January 2024.

Interest expense: Interest expense decreased to $4.3 million in the first quarter of 2021 compared to $6.4 million for the same period in 2020, as a result of the decreased USD LIBOR affecting the weighted average interest rate of our loans and credit facilities.

Impairment and loss on vessels held for sale: Impairment and loss on vessels held for sale amounted to $1.4 million for the first quarter of 2021, compared to zero for the same period in 2020, as a result of a non-cash loss of MV Paraskevi and MV Vassos. The sale of the MV Paraskevi was consummated in April 2021, and the sale of the MV Vassos is expected to be consummated in May 2021.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 1% to $4,702 for the first quarter of 2021 compared to $4,771 for the same period in 2020. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 2% to $4,358 for the first quarter of 2021 compared to $4,285 for the same period in 2020.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administrations expenses, increased by 5% to $1,440 for the first quarter of 2021, compared to $1,371 for the same period in 2020, as a result of strengthened exchange rate of Euro versus USD affecting our management fees which are denominated in Euro, partly offset by the decreased company administration expenses.

Balance sheet

Assets held for sale/Liabilities directly associated with asset held for sale: As of March 31, 2020, we have classified the assets and liabilities directly associated with the vessels Paraskevi and Vassos as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $15.7 million, which represents the net book value of the vessel and other assets on board the vessels including their inventories, and (b) liabilities directly associated with assets held for sale of $5.7 million, which represents the outstanding balance of the loan facility secured by the vessel Vassos net of deferred finance charges.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2020	2021
REVENUES:
Revenues	47,586	65,222
Commissions	(1,871)	(2,704)
Net revenues	45,715	62,518
EXPENSES:
Voyage expenses	(13,203)	(4,376)
Vessel operating expenses	(17,799)	(17,888)
Depreciation	(13,107)	(13,324)
General and administrative expenses	(5,115)	(5,479)
Impairment and loss on vessels held for sale	—	(1,420)
Early redelivery income	—	7,555
Operating (loss)/income	(3,509)	27,586
OTHER (EXPENSE) / INCOME:
Interest expense	(6,424)	(4,252)
Other finance cost	(153)	(151)
Interest income	384	33
Gain/(loss) on derivatives	47	(896)
Foreign currency gain/(loss)	201	(582)
Amortization and write-off of deferred finance charges	(495)	(420)
Net (loss)/income	(9,949)	21,318
Less Preferred dividend	2,872	2,825
Mezzanine equity measurement	82	(271)
Net (loss)/income available to common shareholders	(12,903)	18,764
(Loss)/earnings per share basic and diluted	(0.12)	0.18
Weighted average number of shares	103,408,846	103,363,376

	Three-Months Period Ended March 31,
	2020	2021
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	2.6	38.8
Net cash used in investing activities	(6.3)	(9.2)
Net cash used in financing activities	(3.2)	(16.9)
Net increase in cash and cash equivalents	(6.9)	12.7

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2020	March 31, 2021
ASSETS
Cash, time deposits, and restricted cash	105,218	112,790
Other current assets	21,459	20,675
Assets held for sale	8,057	15,700
Vessels, net	942,164	933,575
Advances for vessels	9,126	9,583
Restricted cash non-current	18,754	17,354
Other non-current assets	851	3,486
Total assets	1,105,629	1,113,163
LIABILITIES AND EQUITY
Current portion of long-term debt	75,784	88,177
Liability directly associated with asset held for sale	3,983	5,738
Other current liabilities	24,948	27,092
Long-term debt, net of current portion	531,883	509,277
Other non-current liabilities	6,172	7,065
Mezzanine equity	18,112	—
Shareholders’ equity	444,747	475,814
Total liabilities and equity	1,105,629	1,113,163

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2020	2021
Net (Loss)/Income - Adjusted Net Income/(Loss)
Net (Loss)/Income	(9,949)	21,318
Plus Impairment and loss on vessels held for sale	—	1,420
Plus (Gain)/loss on derivatives	(47)	896
Plus Foreign currency (gain)/loss	(201)	582
Less Early Redelivery Income	—	(7,555)
Adjusted net (loss)/income	(10,197)	16,661
EBITDA - Adjusted EBITDA
Net (loss)/income	(9,949)	21,318
Plus Net Interest expense	6,040	4,219
Plus Depreciation	13,107	13,324
Plus Amortization and write-off of deferred finance charges	495	420
EBITDA	9,693	39,281
Plus Impairment and loss on vessels held for sale	—	1,420
Less Early Redelivery Income	—	(7,555)
Plus (Gain)/loss on derivatives	(47)	896
Plus Foreign currency (gain)/loss	(201)	582
ADJUSTED EBITDA	9,445	34,624
Earnings per share
Net (loss)/income	(9,949)	21,318
Less Preferred dividend	2,872	2,825
Less/(Plus) Mezzanine equity measurement	82	(271)
Net (loss)/income available to common shareholders	(12,903)	18,764
Weighted average number of shares	103,408,846	103,363,376
(Loss)/Earnings per share	(0.12)	0.18
Adjusted (Loss)/Earnings per share
Adjusted Net (Loss)/Income	(10,197)	16,661
Less Preferred dividend	2,872	2,825
Less/(Plus) Mezzanine equity measurement	82	(271)
Adjusted Net (loss)/income available to common shareholders	(13,151)	14,107
Weighted average number of shares	103,408,846	103,363,376
Adjusted (Loss)/Earnings per share	(0.13)	0.14

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before impairment and loss on vessels held for sale, gain/(loss) on derivatives, early redelivery income and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before impairment and loss on vessels held for sale, gain/(loss) on derivatives, early redelivery income and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on derivatives, early redelivery income and gain/(loss) on foreign currency and loss on inventory valuation, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended March 31,
	2020	2021
FLEET DATA
Number of vessels at period’s end	41	43
Average age of fleet (in years)	9.58	10.35
Ownership days (1)	3,731	3,804
Available days (2)	3,577	3,735
Average number of vessels in the period (3)	41.00	42.27
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$9,089	$15,567
Daily vessel operating expenses (5)	$4,771	$4,702
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,285	$4,358
Daily general and administrative expenses (7)	$1,371	$1,440
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$47,586	$65,222
Less commissions	(1,871)	(2,704)
Less voyage expenses	(13,203)	(4,376)
Time charter equivalent revenue	$32,512	$58,142
Available days (2)	3,577	3,735
Time charter equivalent rate (4)	$9,089	$15,567

_____________

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates. While TCE rate, is frequently used as measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of April 23, 2021

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Spot	$15,875	5.00%	March 2021	June 2021
Koulitsa	76,900	2003	Japan	Period	$ 19,000	5.00%	April 2021	December 2021
Vassos [19]	76,000	2004	Japan	Spot	$11,750	5.00%	January 2021	May 2021
Katerina	76,000	2004	Japan	Spot	97.5% BPI 74	5.00%	December 2020	June 2021
Maritsa	76,000	2005	Japan	Period	97.5% BPI 74	5.00%	December 2020	October 2021
Paraskevi 2	75,000	2011	Japan	Period	$ 13,800	5.00%	April 2021	March 2022
Efrossini	75,000	2012	Japan	Spot	101.5% BPI 74	5.00%	December 2020	October 2021
Zoe [10]	75,000	2013	Japan	Spot	$11,650	5.00%	September 2020	July 2021
Kypros Land [10,15]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [8,13]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [13]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [8,15]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$10,019	5.00%	December 2020	May 2021
Pedhoulas Trader	82,300	2006	Japan	Period	98% BPI 82	5.00%	February 2021	August 2021
Pedhoulas Leader	82,300	2007	Japan	Period	98% BPI 82	5.00%	December 2020	July 2021
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2020	August 2021
Pedhoulas Builder	81,600	2012	China	Spot [12]	$19,730	5.00%	February 2021	May 2021
Pedhoulas Fighter	81,600	2012	China	Period [11]	$ 19,700	5.00%	April 2021	August 2021
Pedhoulas Farmer [5]	81,600	2012	China	Period [11]	$23,000	5.00%	April 2021	April 2022
Pedhoulas Cherry	82,000	2015	China	Spot [12]	$28,062	5.00%	April 2021	June 2021
Pedhoulas Rose [5]	82,000	2017	China	Spot[11]	$13,750	5.00%	December 2020	September 2021
Pedhoulas Cedrus[18]	82,000	2017	China	Period	$13,000	3.75%	August 2020	June 2021

Post-Panamax
Marina	87,000	2006	Japan	Spot[12]	$21,500	5.00%	April 2021	May 2021
Xenia	87,000	2006	Japan	Spot[11]	$15,263	5.00%	February 2021	June 2021
Sophia	87,000	2007	Japan	Spot[11]	$ 23,400	5.00%	April 2021	May 2021
Eleni	87,000	2008	Japan	Spot[11]	$23,000	5.00%	March 2021	May 2021
Martine	87,000	2009	Japan	Spot[12]	$13,500	5.00%	April 2021	May 2021
				Period	$15,100	5.00%	May 2021	February 2022
Andreas K	92,000	2009	South Korea	Spot	$ 22,800	5.00%	April 2021	April 2021
Panayiota K [9]	92,000	2010	South Korea	Spot [12]	$26,250	5.00%	April 2021	May 2021
Agios Spyridonas [9]	92,000	2010	South Korea	Spot [11]	$25,500	5.00%	April 2021	May 2021
Venus Heritage [10]	95,800	2010	Japan	Spot [12]	$16,000	5.00%	February 2021	May 2021
Venus History [10]	95,800	2011	Japan	Spot[12]	$15,500	5.00%	April 2021	May 2021
Venus Horizon	95,800	2012	Japan	Spot[12]	$18,500	5.00%	January 2021	April 2021
Troodos Sun [11]	85,000	2016	Japan	Spot	$16,000	5.00%	February 2021	May 2021
Troodos Air	85,000	2016	Japan	Period[12]	$16,350	5.00%	March 2021	December 2021
Troodos Oak [14]	85,000	2020	Japan	Spot	109% BPI-82 5TC	5.00%	June 2020	May 2021
Capesize
Mount Troodos [16]	181,400	2009	Japan	Period[11]	$ 26,600	5.00%	April 2021	January 2022
Kanaris	178,100	2010	China	Period [6]	$25,928	5.00%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina [20]	181,400	2014	Japan	Period [7]	BCI * 119%	5.00%	February 2021	January 2022
TOTAL	3,862,700
Orderbook
TBN[17]	82,000	1H 2022	Japan
TBN	87,000	Q3 2022	Japan

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.

Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of April 23, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(6) Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(7) A period time charter of 11 to 13 months at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%.

(8) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(11) Scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is either presented as part of the daily charter hire, or in cases where it can not be estimated is not part of the stated daily charter hire. Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(12) Scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is either presented as part of the daily charter hire, or in cases where it can not be estimated is not part of the stated daily charter hire. Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.

(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(16) A period time charter at a gross daily charter rate linked to the BCI' times 103.5% plus 80% of scrubber benefit.

(17) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(18) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(19) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in May 2021.

(20) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company, five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com